UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-12

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                               SPRINT CORPORATION
                                (Name of Issuer)

              FON Common Stock--Series 1, par value $2.00 per share PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                     852061100 (FON Common Stock--Series 1)
                     852061506 (PCS Common Stock--Series 1)
                                 (CUSIP Numbers)

                               Deutsche Telekom AG
                Kevin Copp, Head of International Legal Affairs,
                Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
                             Phone (49-228) 181-8000

                                 France Telecom
                                  Eric Bouvier,
                  Senior Vice-President and Head of Mergers and
                   Acquisitions Department 6 place d'Alleray,
                          75505 Paris Cedex 15, France
                            Phone (33-1) 44-44-01-59
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               May 30 and 31, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Telekom AG
      IRS Identification Number: N/A

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|X|
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      NA

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Germany

         NUMBER OF       7       SOLE VOTING POWER
          SHARES                 o    43,118,018 shares of Class A Common Stock
       BENEFICIALLY                   (equivalent in voting power to 21,559,009
         OWNED BY                     shares of Series 3 PCS Common Stock)
           EACH                  o    35,813,331 shares of Series 3 PCS Common
         REPORTING                    Stock
        PERSON WITH

                         8       SHARED VOTING POWER
                                          0

                         9       SOLE DISPOSITIVE POWER
                                 o 43,118,018 shares of Class A Common Stock (equivalent in voting power to 21,559,009 shares of Series 3 PCS Common Stock)
                                 o    35,813,331 shares of Series 3 PCS Common
                                      Stock

                        10       SHARED DISPOSITIVE POWER
                                          0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,118,018 shares of Class A Common Stock
      (equivalent in voting power to 21,559,009 shares of Series 3 PCS Common Stock) and 35,813,331 shares of
      Series 3 PCS Common Stock.

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50% of Class A Common Stock and approximately 51% of Series 3 PCS Common Stock, estimated to represent approximately 3.9% of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock and the Series 3 PCS
      Common Stock beneficially owned by DT were converted into Series 1 PCS Common Stock, the Class
      A Common Stock and the Series 3 PCS Common Stock beneficially owned by DT would represent approximately 6.0% of the aggregate number of outstanding shares of all series of PCS Common
      Stock (or approximately 8.5% of the aggregate voting power of all series of PCS Common Stock outstanding). (If the Class A Common Stock beneficially owned by FT were also converted into Series 1 PCS Common Stock, the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by DT would represent approximately 5.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.3% of the aggregate voting power of all series of PCS
      Common Stock outstanding)).

 14   TYPE OF REPORTING PERSON*

      CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      France Telecom
      IRS Identification Number: N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|X|
3     SEC USE ONLY


4     SOURCE OF FUNDS*

      NA

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France

         NUMBER OF       7       SOLE VOTING POWER
          SHARES                 o     43,118,018 shares of Class A Common Stock
       BENEFICIALLY                    (equivalent in voting power to 21,559,009
         OWNED BY                      shares of Series 3 PCS Common Stock)
           EACH                  o     34,441,023 shares of Series 3 PCS
         REPORTING                     Common Stock
        PERSON WITH

                         8       SHARED VOTING POWER
                                          0

                         9       SOLE DISPOSITIVE POWER
                                 o 43,118,018 shares of Class A Common Stock (equivalent in voting power to 21,559,009 shares of Series 3 PCS Common Stock)
                                 o     34,441,023 shares of Series 3 PCS Common
                                       Stock

                        10       SHARED DISPOSITIVE POWER
                                             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,118,018 shares of Class A Common Stock
      (equivalent in voting power to 21,559,009 shares of Series 3 PCS Common Stock) and 34,441,023 shares of
      Series 3 PCS Common Stock.

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50% of Class A Common Stock and approximately 49% of the Series 3 PCS Common Stock, estimated to represent approximately 3.8% of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock and the Series 3 PCS
      Common Stock beneficially owned by FT were converted into Series 1 PCS Common Stock, the Class
      A Common Stock and the Series 3 PCS Common Stock beneficially owned by FT would represent approximately 5.8% of the aggregate number of outstanding shares of all series of PCS Common
      Stock (or approximately 8.3% of the aggregate voting power of all series of PCS Common Stock outstanding). (If the Class A Common Stock beneficially owned by DT were also converted into Series 1 PCS Common Stock, the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by FT would represent approximately 5.7% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.1% of the aggregate voting power of all series of PCS
      Common Stock outstanding)).

14    TYPE OF REPORTING PERSON*
      CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 12 (this "Amendment") amends and supplements the
Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the
Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D filed on May 28, 1998, Amendment No. 3 to the Schedule 13D filed on December 1, 1998, Amendment No. 4 to the Schedule 13D filed on February 12, 1999, Amendment No. 5 to the Schedule 13D filed on February 24, 1999, Amendment No. 6 to the Schedule 13D filed on April 1, 1999, Amendment No. 7 to the Schedule 13D filed on July 6, 1999, Amendment No. 8 to the Schedule 13D filed on October 8, 1999, Amendment No. 9 to the Schedule 13D filed on January 10, 2000, Amendment No. 10 to the
Schedule 13D filed on January 25, 2000, and Amendment No. 11 to the Schedule 13D filed on February 21, 2001 (as amended and supplemented, the "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom ("FT"), with respect to the FON Common Stock - Series 1, par value $2.00 per share (the "Series 1 FON Common Stock"), and the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended and supplemented.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

1.    Deutsche Telekom AG

Numbered paragraph 1 of Item 2 to the Schedule 13D is amended and supplemented by adding the following at the end thereof:

         Information regarding the members of the Board of Management of DT is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule I, all of the members of the Board of Management of DT are citizens of Germany. During the last five years, neither DT, NAB, nor, to the best knowledge of DT, any person named on Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE ACQUISITION
         --------------------------

         Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

         On May 30, 2001, each of FT, DT and NAB, a wholly-owned subsidiary of DT, entered into an underwriting agreement (the "Underwriting Agreement") dated May 30, 2001, among the Issuer and the underwriters represented by Goldman Sachs & Co., Morgan Stanley & Co. Incorporated, and UBS Warburg LLC (together, the "Representatives"), a copy of which is incorporated by reference as an exhibit hereto. Pursuant to the Underwriting Agreement, FT and NAB agreed to sell to the underwriters, acting through the Representatives, at a closing on June 4, 2001, an aggregate of 152,032,238 shares of Series 1 FON Common Stock (the "Firm Shares") for resale pursuant to the Issuer's Registration Statement on Form S-3, File No. 333-55930, and the related prospectus dated May 30, 2001 filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at a public offering price of $19.00 per share, less an underwriting discount of $0.475 per share.

         The Underwriting Agreement also provided that, in connection with the offering, (i) FT granted to the underwriters an option for up to 30 days to purchase up to an additional 11,381,070 shares of Series 1 FON Common Stock; and
(ii) NAB granted to the underwriters an option for up to 30 days to purchase up to an additional 11,423,764 shares of Series 1 FON Common Stock (collectively, the "Option Shares"); in each case solely to cover over-allotments in connection with the sale of the shares of Series 1 FON Common Stock. The Representatives, on behalf of the underwriters, exercised these options in full on May 31, 2001, and the closing of the sale of the Option Shares occurred simultaneously with that of the sale of the Firm Shares on June 4, 2001.

         Of the total of 174,837,072 shares of Series 1 FON Common Stock sold to the underwriters at the closing on June 4, 2001 (of which 152,032,238 shares were Firm Shares and 22,804,834 shares were Option Shares), 87,254,875 shares of Series 1 FON Common Stock (75,873,805 Firm Shares and 11,381,070 Option Shares) were sold by FT, which shares were obtained by FT immediately prior to the sale by (i) converting, pursuant to Article SIXTH, Section 8.3(a) of the Issuer's Amended and Restated Certificate of Incorporation, 44,136,857 shares of Series 3 FON Common Stock owned by FT, into 44,136,857 shares of Series 1 FON Common Stock, and (ii) causing the Issuer to issue in the name of FT, pursuant to Article SIXTH, Sections 1.2(d) and 8.3(a) of the Issuer's Amended and Restated Certificate of Incorporation, 43,118,018 shares of Series 1 FON Common Stock in respect of 43,118,018 shares of the Class A Common Stock owned by FT.

         Of the total of 174,837,072 shares of Series 1 FON Common Stock sold to the underwriters at the closing on June 4, 2001 (of which 152,032,238 shares were Firm Shares and 22,804,834 shares were Option Shares), 87,582,197 shares of Series 1 FON Common Stock (76,158,433 Firm Shares and 11,423,764 Option Shares) were sold by NAB, which shares were obtained by NAB immediately prior to the sale by (i) converting, pursuant to Article SIXTH, Section 8.3(a) of the Issuer's Amended and Restated Certificate of Incorporation, 44,464,179 shares of Series 3 FON Common Stock owned by NAB, into 44,464,179 shares of Series 1 FON Common Stock, and (ii) causing the Issuer to issue in the name of NAB, pursuant to Article SIXTH, Sections 1.2(c) and 8.3(a) of the Issuer's Amended and Restated Certificate of Incorporation, 43,118,018 shares of Series 1 FON Common Stock in respect of 43,118,018 shares of the Class A Common Stock owned by NAB.

         Following the issuance of Series 1 FON Common Stock to NAB and FT in respect of the Class A Common stock as described above, the par value of the Class A Common Stock was reduced to $0.50 per share.

         As a result of the closing under the Underwriting Agreement pursuant to which DT and FT beneficially own, in the aggregate, less than 10% of the aggregate voting power of the Issuer's outstanding securities, the equity purchase rights of DT and FT under Article V of the Amended and Restated Stockholders' Agreement have terminated. As a result of the termination of FT's and DT's equity purchase rights, the obligations to DT and FT of the counterparties to the Top-Up Right Agreement dated as of May 26, 1998, and the Trust Top-Up Right Agreement dated March 9, 1999, under such agreements have terminated.

         As previously described, neither FT nor DT (including NAB) currently intends to remain a long-term stockholder of the Issuer and each of FT and DT (including NAB) expects to dispose of its remaining shares of the Issuer in an orderly manner in light of market conditions and subject to applicable legal requirements and contractual restrictions contained in the Amended and Restated Stockholders' Agreement, as amended, and the Offering Process Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

1.    Deutsche Telekom AG
      -------------------

(a-b) On June 4, 2001, DT (indirectly through NAB) was the beneficial owner of 43,118,018 shares of Class A Common Stock (50% of the outstanding Class A Common Stock), and 35,813,331 shares of Series 3 PCS Common Stock (approximately 51% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 3.9% of the aggregate voting power of the outstanding capital stock of the Issuer, calculated on the basis of 86,236,036 shares of Class A Common Stock, 885,679,155 shares of Series 1 FON Common Stock, 538,502,828 shares of Series 1 PCS Common Stock, 328,222,173 shares of Series 2 PCS Common Stock, 70,254,354 shares of Series 3 PCS Common Stock, 246,766 shares of PCS Preferred Stock and certain other voting preferred stock of the Issuer as being outstanding, based on the information made available to FT and DT by the Issuer. If the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by DT were converted into Series 1 PCS Common Stock, the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by DT would have represented approximately 6.0% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.5% of the aggregate voting power of all outstanding series of PCS Common Stock). (If the Class A Common Stock beneficially owned by FT were also converted into Series 1 PCS Common Stock, the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by DT would represent approximately 5.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.3% of the aggregate voting power of all outstanding series of PCS Common Stock)).

         By virtue of their relationship, DT (indirectly through NAB) and FT may be deemed to share dispositive power with respect to the securities of the Issuer beneficially owned by them. DT and NAB hereby disclaim beneficial ownership of the securities of the Issuer owned by FT, as described herein.

         On June 4, 2001, Ron Sommer, Chairman of the Board of Management of DT, beneficially owned 777 shares of Series 1 FON Common Stock and an additional 11,000 shares of Series 1 FON Common Stock that may be acquired upon the exercise of stock options under the Issuer's stock option plans and Dr. Max Hirschberger, a member of the Board of Management of DT, beneficially owned 40 shares of Series 1 FON Common Stock.

(c) Except as disclosed in Item 4 of this Amendment to the Schedule 13D, neither DT nor NAB, nor to the best knowledge of DT, any of the persons listed in
Schedule I hereto, nor either managing director of NAB, effected any transaction in the FON Common Stock and PCS Common Stock of the Issuer since April 1, 2001.

(d) No one other than NAB is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by DT and NAB.

(e) Pursuant to the closing of the sale of the Firm Shares and the Option Shares under the Underwriting Agreement on June 4, 2001, DT (indirectly through NAB) ceased to be the beneficial owner of any Series 1 FON Common Stock.

2.    France Telecom
      --------------

(a-b) On June 4, 2001, FT was the beneficial owner of 43,118,018 shares of Class A Common Stock (50% of the outstanding Class A Common Stock) and 34,441,023 shares of Series 3 PCS Common Stock (approximately 49% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 3.8% of the aggregate voting power of the outstanding capital stock of the Issuer, calculated on the same basis described in numbered paragraph 1 of Item 5 above. If the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by FT were converted into Series 1 PCS Common Stock, the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by FT would have represented approximately 5.8% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.3% of the aggregate voting power of all outstanding series of PCS Common Stock). (If the Class A Common Stock beneficially owned by DT were also converted into Series 1 PCS Common Stock, the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by FT would represent approximately 5.7% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.1% of the aggregate voting power of all outstanding series of PCS Common Stock)).

         By virtue of their relationship, FT and DT (indirectly through NAB) may be deemed to share dispositive power with respect to the securities of the Issuer beneficially owned by them. FT hereby disclaims beneficial ownership of the securities of the Issuer owned by DT (indirectly through NAB), as described herein.

(c) Except as disclosed in Item 4 of this Amendment to the Schedule 13D, neither FT, nor, to the best knowledge of FT, any of the persons listed in Schedule II hereto, effected any transaction in the FON Common Stock and PCS Common Stock of the Issuer since April 1, 2001.

(d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by FT.

(e) Pursuant to the closing of the sale of the Firm Shares and the Option Shares under the Underwriting Agreement on June 4, 2001, FT ceased to be the beneficial owner of any Series 1 FON Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER
        --------------------------

         Item 6 of the Schedule 13D is hereby amended by adding at the end thereof the disclosure set forth in Item 4 of this Amendment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Item 7 of the Schedule 13D is hereby amended by adding the following
Exhibit:

     Exhibit 1 Underwriting Agreement dated May 30, 2001 among FT, DT, NAB, the Issuer and the Representatives (incorporated by reference to Exhibit 1.1 to the Issuer's Registration Statement on Form S-3 (File No. 333-55930)).

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 7, 2001                      DEUTSCHE TELEKOM AG

                                          By: /s/ Kevin Copp
                                              -------------------------------
                                          Name:  Kevin Copp
                                          Title: Head of International
                                                 Legal Affairs

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 7, 2001                      FRANCE TELECOM



                                          By: /s/ Eric Bouvier
                                              -------------------------------
                                          Name:  Eric Bouvier
                                          Title: Senior Vice-President and
                                                 Head of Mergers and
                                                 Acquisitions Department

                                                                      Schedule I

                   Board of Management of Deutsche Telekom AG

         The following table sets forth the names and addresses of the members of DT's Board of Management. Each member of the Board of Management is principally employed by DT.

The Board of Management
-----------------------

Dr. Ron Sommer
Chairman
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Josef Brauner
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Max Hirschberger
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Karl-Gerhard Eick
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Jeffrey A. Hedberg
Deutsche Telekom AG
Postfach 20 00
53105 Bonn
Citizen of the United States of America

Kai-Uwe Ricke
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Heinz Klinkhammer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dipl. Ing. Gerd Tenzer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn